SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: July 31, 2008

i-CABLE COMMUNICATIONS LIMITED (Incorporated in Hong Kong with limited liability) Stock Code: 1097

DATE OF BOARD MEETING

The board of directors (the "Board") of i-CABLE Communications Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 12 August 2008 for the purpose of, inter alia, approving the release of the interim results announcement of the Company for the six months ended 30 June 2008 and considering the payment of an interim dividend.

For i-CABLE COMMUNICATIONS LIMITED
Wilson W. S. Chan
Company Secretary

Hong Kong, 31 July 2008

As at the date of this announcement, the Board comprises Mr. Stephen T. H. Ng, Mr. William J.H. Kwan and Mr. Peter S. O. Mak together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.